

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2022

Ashley Bancroft
Corporate Secretary
TENNECO INC
500 North Field Drive
Lake Forest, IL 60045

> **Re: TENNECO INC**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on March 15, 2022**
> **File No. 001-12387**

Dear Ms. Bancroft:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing